SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Endologix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29266S106

(CUSIP Number)

Martin D. Sklar, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
1,393,281

8	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
1,393,281

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,393,281

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,089,925

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,089,925

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,089,925

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,089,925

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,089,925

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,089,925

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the “Common Stock”), of Endologix, Inc. (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, “Elliott”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“EICA”)(collectively, the “Reporting Persons”) as of May 11, 2006 and amends and supplements the Schedule 13D filed on April 7, 2006, as amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$7,553,498

Elliott International Working Capital	$11,330,261

ITEM 5.	Interest in Securities of the Issuer.

(a) Elliott beneficially owns 1,393,281 shares of Common Stock, constituting 3.8% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 2,089,925 shares of Common Stock, constituting 5.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 3,483,206 shares of Common Stock constituting 9.5% of all of the outstanding shares of Common Stock.

(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The following transactions were effected by Elliott during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

04-18-2006	Common	12,488	3.87
04-19-2006	Common	7,972	3.95
04-20-2006	Common	6,791	3.96
04-21-2006	Common	47,006	3.98
04-24-2006	Common	8,480	3.99
04-26-2006	Common	10,000	4.04
04-27-2006	Common	8,600	4.05
05-09-2006	Common	10,200	4.02
05-10-2006	Common	47,096	3.98

The following transactions were effected by Elliott International during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

04-18-2006	Common	18,732	3.87
04-19-2006	Common	11,959	3.95
04-20-2006	Common	10,187	3.96
04-21-2006	Common	70,510	3.98
04-24-2006	Common	12,720	3.99
04-26-2006	Common	15,000	4.04
04-27-2006	Common	12,900	4.05
05-09-2006	Common	15,300	4.02
05-10-2006	Common	70,644	3.98

All of the above transactions were effected on the Nasdaq National Market.

No other transactions with respect to the Common Stock that are required to be reported on this Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days other than those that were previously reported on the Schedule 13D.

(d)    No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 12, 2006

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President